June 19, 2013

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund V, L.P., Series 3 (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

As you may be aware, the Partnership originally invested in a total of 18 local limited partnerships, and the Partnership has since disposed of most of them.

The Partnership owned a 49.5% interest as a limited partner in Blessed Rock of El Monte, a California limited partnership (“Blessed Rock”). Another limited partnership syndicated by WNC owned a 49.5% interest as a limited partner in Blessed Rock. The sale was to an affiliate of the local general partner which is not related to the Partnership or WNC. The appraised value of the Blessed Rock apartment complex as set forth in an appraisal requisitioned by the Partnership and dated September 25, 2012 was $6,910,000. The apartment complex was secured by a mortgage note with a balance of approximately $2,054,000 as of December 31, 2012. Additional long-term debt was owed to the local municipality and the municipality’s community redevelopment agency, a portion of which was forgiven and the balance of which was paid in connection with the sale. The two Blessed Rock limited partnership interests were sold for an adjusted price of approximately $4,707,000. The Partnership used its share of the cash proceeds from the sale to pay accrued asset management fees, and to reimburse the General Partner or an affiliate for expenses paid on behalf of and advances made to the Partnership, and the balance is being held in the Partnership’s reserves to pay accrued and future liabilities.

We would like to remind you of the investment benefits you have received from the Partnership. The average Limited Partner investing in the Partnership during its initial offering has received federal tax credits of approximately 136% of the amount invested. In addition, each Limited Partner has been allocated losses, which are classified as passive losses for most Limited Partners.

The Partnership continues to own an interest in one other apartment complex. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale described herein will result in gross taxable income to Limited Partners which will be reflected in your 2013 K1, expected to be delivered to you approximately February or March 2014. Accordingly each Limited Partner is encouraged to consult his, her or its own tax advisor as to the specific tax consequences as a result of the sales.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,

WNC & Associates, Inc.,
General Partner

cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com